UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CEPHALON, INC.
(Name of Subject Company (Issuer))
VALEANT PHARMACEUTICALS INTERNATIONAL, INC.
(Names of Filing Person(s) (Offeror(s)))
Common Stock, par value $0.01 per Share
(Title of Class of Securities)
156708109
(CUSIP Number of Class of Securities)
Alison S. Ressler, Esq.
Keith A. Pagnani, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form of Registration No.	Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

International Headquarters
7150 Mississauga Road
Mississauga, Ontario L5N 8M5
Phone: 905.286.3000
Fax: 905.286.3050
Contact Information:
Investors:
Laurie W. Little
Valeant Pharmaceuticals International, Inc.
949-461-6002
laurie.little@valeant.com
Media:
Renee E. Soto
Sard Verbinnen & Co.
212-687-8080
rsoto@sardverb.com
Cassandra Bujarski
Sard Verbinnen & Co.
212-687-8080
cbujarski@sardverb.com
VALEANT PHARMACEUTICALS ADDS CORPORATE GOVERNANCE EXPERT ABE FRIEDMAN TO ITS SLATE OF PROPOSED CEPHALON DIRECTORS
     Mississauga, Ontario, April 18, 2011 — Valeant Pharmaceuticals International, Inc. (NYSE: VRX) (TSX: VRX) today filed a revised preliminary consent solicitation statement in which it named Mr. Abe M. Friedman to its slate of proposed directors in connection with its previously announced solicitation of written consents from the stockholders of Cephalon, Inc. (NASDAQ: CEPH). Mr. Friedman will join the seven-member slate of proposed directors previously announced by Valeant, which comprises Santo J. Costa, Richard H. Koppes, Lawrence N. Kugelman, Anders Lönner, John H. McArthur, Thomas G. Plaskett and Blair H. Sheppard.
     Mr. Friedman has immense corporate governance expertise and experience in issues affecting public companies and their shareholders and has spent much of his career as a dedicated shareholder rights advocate. Mr. Friedman was until March 2011 a Managing Director and the Global Head of the Corporate Governance & Responsible Investment functions at BlackRock, Inc. He earlier served as a Managing Director and the Global Head of Corporate Governance at Barclays Global Investors (“BGI”) and prior to that as the Director of Corporate Governance and Proxy Voting for the Americas at BGI, which merged with BlackRock in 2009. Prior to his time at BGI, Mr. Friedman was chief policy officer and general counsel of Glass, Lewis & Co., LLC, a corporate governance and proxy research firm. He joined Glass Lewis upon its founding and developed and led Glass Lewis’ proxy research business.

     “We are very pleased to add a highly respected expert in corporate governance matters to the proposed slate of directors,” stated J. Michael Pearson, chairman and chief executive officer of Valeant. “We continue to believe that Cephalon stockholders have the right to determine the merits of Valeant’s offer and Cephalon’s poison pill denies them that opportunity. Abe is a strong advocate for shareholder rights and should provide even more strength to an already qualified group of independent nominees.”
     Valeant expects to mail its consent solicitation materials to Cephalon stockholders during the week of April 18, 2011 and has set a May 12, 2011 deadline for delivery of consents.
About Valeant
     Valeant Pharmaceuticals International, Inc. (NYSE: VRX) (TSX: VRX) is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products primarily in the areas of neurology, dermatology and branded generics. More information about Valeant can be found at www.valeant.com.
Forward-looking Statements
This press release may contain forward-looking statements, including, but not limited to, statements regarding Valeant’s offer to acquire Cephalon, Valeant’s intent to commence a consent solicitation process and its financing of the proposed transaction. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators(“CSA”) and risks and uncertainties relating to the proposed transaction, as detailed from time to time in Valeant’s filings with the SEC and CSA, which factors are incorporated herein by reference. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect actual outcomes except as required by securities laws. You are advised, however, to consult any further disclosures we make on related subjects in our filings with the SEC and the CSA.
CERTAIN INFORMATION CONCERNING POTENTIAL PARTICIPANTS IN A SOLICITATION; ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication may be deemed to be solicitation material in respect of the proposed removal of directors from, and election of directors to, the Board of Directors of Cephalon, as well as the repeal of any changes to Cephalon’s Bylaws. On April 18, 2011, Valeant filed a revised preliminary consent solicitation statement with the SEC. THAT DOCUMENT SETS FORTH THE IDENTITY OF THE PARTICIPANTS IN THE SOLICITATION AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS, OR OTHERWISE, AND IS AVAILABLE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. OR FROM VALEANT’S WEBSITE AT WWW.VALEANT.COM UNDER THE TAB “INVESTOR RELATIONS” AND THEN UNDER THE HEADING “SEC FILINGS,” OR , FOR FREE, BY DIRECTING A REQUEST TO VALEANT, 7545 IRVINE CENTER DRIVE, IRVINE, CALIFORNIA, 92618, ATTENTION: CORPORATE SECRETARY.
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Cephalon has commenced at this time.
In connection with any tender offer or consent solicitation, Valeant will file relevant materials, which may include a tender offer statement, and a definitive consent solicitation statement and/or other documents, with the SEC. The definitive consent solicitation statement filed by Valeant with the SEC will include the form of gold consent card to be completed and delivered by each Cephalon stockholder that desires to provide written consent in connection with the consent solicitation. ALL INVESTORS AND SECURITY HOLDERS OF CEPHALON ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC BY VALEANT CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SUCH TRANSACTION. Investors and security holders will be able to obtain free copies of documents filed with the SEC by Valeant (when they become available) in the same manner as set forth above with respect to the preliminary consent solicitation statement.
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